UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                     Mehl/Biophile International Corporation
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    81661300
               --------------------------------------------------
                                 (CUSIP Number)

      Todd J. Emmerman, Esq., c/o Rosenman & Colin LLP, 575 Madison Avenue,
                        New York, NY 10022 (212) 940-8873
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 30, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  81661300

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Clearwater Fund IV Ltd.   Employer I.D.# [             ]
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

           WC
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

           British Virgin Islands
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                      7     SOLE VOTING POWER
    NUMBER OF
                            3,032,870 Shares
     SHARES        -------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY
                                   0
    OWNED BY       -------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH
                              3,032,870 Shares
    REPORTING      -------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
     PERSON
                                    0
      WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,032,870 Shares
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.7%
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  14     TYPE OF REPORTING PERSON*

           CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.  81661300

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   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Clearwater Fund IV, LLC
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 |_|
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
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                      7     SOLE VOTING POWER
    NUMBER OF
                              7,600,174 Shares(1)
     SHARES        -------------------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY
                                   0
    OWNED BY       -------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH
                              7,600,174 Shares(1)
    REPORTING      -------------------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
     PERSON
                                    0
      WITH
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,600,174 Shares(1)
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |_|

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           15.36%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

           OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Includes 3,032,870 Shares of Common Stock beneficially owned by Clearwater Fund IV Ltd.

This Amendment No. 1 is filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 (the "Act") and amends the Schedule 13D previously filed by Clearwater Fund IV Ltd. ("Clearwater Ltd.") and Clearwater Fund IV, LLC ("Clearwater LLC") on or about June 13, 1997. This Amendment No. 1 is being filed to reflect a change in the beneficial ownership of Clearwater LLC and Clearwater Ltd. (collectively, the "Reporting Persons") resulting from the exchange of all of the shares of 5% Cumulative Preferred Stock, Series C (the "Series C Preferred Stock") and 5% Cumulative Preferred Stock, Series D (the "Series D Preferred Stock") of Mehl/Biophile International Corporation (the "Company") owned by the Reporting Persons for an equal number of shares of newly issued 5% Cumulative Preferred Stock, Series E of the Company (the "Series E Preferred Stock") and the issuance to Clearwater LLC of a warrant for the purchase of Common Stock in connection with that certain Loan Agreement, dated August 5, 1997 (the "Loan Agreement"), between the Company and Clearwater LLC. Terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

            Clearwater LLC was issued a warrant for the purchase of 750,000 shares of common stock (the "Warrant") pursuant to the Loan Agreement in exchange for $10.00.

            Pursuant to that certain Exchange Agreement (the "Exchange Agreement") dated as of July 30, 1997, Clearwater Ltd. and Clearwater LLC were issued 2,231 and 8,000 shares of Series E Preferred Stock, respectively, in exchange for all the shares of Series C Preferred Stock and Series D Preferred Stock owned by each, respectively.

            Clearwater LLC acquired 113,600 shares of Common Stock in the open market for an aggregate purchase price of $447,862.48.

Item 4.     Purpose of Transaction.

            Item 4 is hereby amended as follows:

            The Reporting Persons acquired the securities reported herein as being beneficially owned by each such Reporting Person for investment purposes. Depending upon market conditions and other factors that each of the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares of securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that each now owns or hereafter may acquire. In addition, both Clearwater Ltd. and Clearwater LLC have agreed not to sell or transfer (i) any shares of Series E Preferred Stock, or (ii) any shares of Common Stock received by Clearwater Ltd. upon conversion of the Series C Preferred Stock and owned by Clearwater Ltd. as of July 30, 1997, on or before February 28, 1998, other than sales or transfers to "affiliates", as that term is defined under the Securities Act of 1933, who agree in writing to be bound by the foregoing. Except as otherwise set forth herein, the Reporting Persons have no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

            Item 5 is hereby amended as follows:

            According to information received from the Company there were, as of August 19, 1997, 43,993,301 shares of Common Stock of the Company issued and outstanding.

            CLEARWATER LTD.

            For purposes of this Schedule 13D, Clearwater Ltd. beneficially owns 3,032,870 shares of the Company's Common Stock (comprising approximately 6.7% of the issued and outstanding Common Stock as of August 19, 1997) by virtue of its ownership of 2,000,000 shares of Common Stock and 2,231 shares of Series E Preferred Stock, which, if converted as of August 23, 1997, would be convertible into 1,032,870 shares of Common Stock.

            Clearwater Ltd. has the sole power to vote and dispose of all such shares.

            CLEARWATER LLC

            For purposes of this Schedule 13D, Clearwater Ltd. may be deemed to beneficially own a total of 7,600,174 shares of the Company's Common Stock (comprising approximately 15.36% of the issued and outstanding Common Stock as of August 19, 1997) in the following manner:

                  (i) By virtue of the fact that Clearwater Ltd. is wholly owned by Clearwater LLC, Clearwater LLC may be deemed to be the beneficial owner of the 3,032,870 shares of Common Stock which are owned by Clearwater Ltd;

                  (ii) Clearwater LLC owns 8,000 shares of Series E Preferred Stock, which, if converted as of August

                  19, 1997 would be convertible into 3,703,704 shares of Common Stock;

                  (iii) Clearwater LLC owns a warrant for the purchase of 750,000 shares of Common Stock at a price of $2.50 per share; and

                  (iv) Clearwater LLC owns 113,600 shares of Common Stock which it purchased in open market sales.

            Clearwater LLC has the sole power to vote and dispose of all such shares.

            (c) Pursuant to the Exchange Agreement Clearwater LLC and Clearwater Ltd. exchanged all outstanding shares of Series C Preferred Stock and Series D Preferred Stock owned by each respectively for an equal number of shares of newly issued Series E Preferred Stock.

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the issuer.

            Item 6 is hereby amended and supplemented as follows:

            See Item 5(c) of this Amendment No. 1 for a description of the Exchange Agreement.

            Pursuant to the Loan Agreement, Clearwater LLC agreed to loan up to $7,000,000 to the Company plus interest which will accrue at a rate of 15% per annum. The outstanding principal amount borrowed by the Company pursuant to the Loan Agreement and all accrued and unpaid interest thereon will be due and payable on January 15, 1998. Repayment of the obligations payable by the Company under the Loan Agreement are guaranteed by Thomas Mehl, Sr. and Martin Kass, individual shareholders of the Company who, as collateral for such guarantees have pledged to Clearwater IV 8,000,000 shares of Common Stock owned by said guarantors. Until an event of default under the Loan Agreement, the guarantors retain voting rights and investment power with respect to the pledged shares. The Loan Agreement also provides for the issuance of the Warrant entitling Clearwater LLC to purchase 750,000 shares of the Company's Common Stock, and for the potential issuance, under certain circumstances, of up to three additional stock purchase warrants collectively entitling Clearwater LLC to purchase 2,250,000 shares of Common Stock, as is more fully described in Section 2.6 of the

            Loan Agreement.

            Pursuant to the Warrant, Clearwater LLC is entitled to purchase from the Company at any time before 5:00 P.M. on August 5, 2002, New York City time, 750,000 shares of Common Stock.

            Item 7. Material to be Filed as Exhibits

            Item 7 is hereby amended and supplemented as follows:

            10. Exchange Agreement, dated as of July 30, 1997 by and among Clearwater Ltd., Clearwater LLC and Clearwater Offshore Fund Ltd. and the Company.

            11. Loan Agreement, dated August 5, 1997, between the Company and Clearwater LLC.

            12. Form of warrant for the purchase of shares of Common Stock, dated August 5, 1997.

            13. Form of Pledge Agreement, dated August 5, 1997, entered into between each of Thomas Mehl, Sr. and Martin Kass in favor of Clearwater LLC.

            14. Form of Guaranty, dated August 5, 1997, from each of Thomas Mehl, Sr. and Martin Kass to Clearwater LLC.

                                    SIGNATURE

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 1998

                                       CLEARWATER FUND IV LTD.

                                       /s/  A. P. de Groot
                                       -----------------------------------------
                                       By:  A. P. de Groot
                                       Title:  President


                                       CLEARWATER FUND IV, LLC

                                       /s/  Hans Frederic Heye
                                       -----------------------------------------
                                       By:  Hans Frederic Heye
                                       Title:  Managing Member

                                  Exhibit Index

                                                                   Sequentially
Exhibit No.                  Description                           Numbered Page
-----------                  -----------                           -------------

    10.      Exchange Agreement, dated July 30, 1997 among
             Clearwater Ltd., Clearwater LLC, Clearwater
             Offshore Fund Ltd. and the Company.

    11. Loan Agreement, dated August 5, 1997, between the Company and Clearwater LLC.

    12. Form of warrant for the purchase of shares of Common Stock, dated August 5, 1997.

    13. Form of Pledge Agreement, dated August 5, 1997, entered into between each of Thomas Mehl, Sr. and Martin Kass in favor of Clearwater LLC.

    14. Form of Guaranty, dated August 5, 1997, from each of Thomas Mehl, Sr. and Martin Kass to
             Clearwater LLC.